

March 21, 2014

<u>Via E-mail</u>
Xing Cheng Yao
Chief Executive Officer
Paracap Corporation
c/o Catalyst Capital
424 West Bakerview Road
Unit 105-268
Bellingham, WA 98226

> **Re: Paracap Corporation**
> **Amendment No. 2 to Form 8-K**
> **Filed March 19, 2014**
> **File No. 0-51975**

Dear Mr. Lung:

We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with more information so we may better understand your disclosure.

Please respond to this letter within five business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

<u>Item 4.01 Changes in Registrant's Certifying Accounts</u>

1. Please refer to comment 6 in our letter dated September 30, 2013 and comment 3 in our letter dated March 5, 2014. As previously indicated, since Stan J.H. Lee, CPA is no longer registered with the PCAOB you may not include its audit reports or consents in filings with the Commission. As previously requested, please tell us when you intend to amend your Form 10-K filed September 26, 2013 and how you plan to address the re-audit requirement.

You may contact Yolanda Guobadia at (202) 551-3562 if you have questions. In her absence you may contact me at (202) 551-3344.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief